SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2011

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

65-228, Hangangro, 3-ga, Yongsan-gu, Seoul 140-716, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Q3 ’11 Earnings Results

I. Performance in Q3 2011 – IFRS Consolidated Financial Data

					(Unit: KRW B)
Item	Q3 11	Q2 11	Q3 10	QoQ	YoY
Quarterly Results
Revenues	6,269	6,047	6,698	3.7%	-6.4%
Operating Income	-492	-48	182	918.6%	n/a
Income before Tax	-695	-51	244	1,265.2%	n/a
Net Income	-688	21	224	n/a	n/a

II. IR Event of Q3 2011 Earnings Results

1. Provider of Information:		IR Strategy Team

2. Participants:		Institutional investors, Securities analysts, etc.

3. Purpose:		To present Q3 11 Earnings Results of LG Display

4. Date & Time:		4:00 p.m. (Korea Time) on October 20, 2011 in Korean

9:00 p.m. (Korea Time) on October 20, 2011 in English

5. Venue & Method:	1)	Earnings release conference in Korean:

- 4th floor, Korea Investment & Securities Building, 27-1, Yoido-dong, Youngdungpo-gu, Seoul

	2)	Conference call in English:

- Please refer to the IR homepage of LG Display Co., Ltd. at www.lgdisplay.com

6. Contact Information

1) Head of Disclosure:

Heeyeon Kim, Head of IR, IR Department (82-2-3777-1010)

2) Main Contact for Disclosure-related Matters:

Brian Heo, Assistant Manager, IR Strategy Team (82-2-3777-0978) Joonku Kang, Assiat Manager, IR Strategy Team (82-2-3777-1867)

3) Relevant Team: IR Strategy Team (82-2-3777-1010)

III. Remarks

i.	Please note that the presentation material for Q3 11 Earnings Results is accessible on IR homepage of LG Display Co., Ltd. at www.lgdisplay.com.

ii.	Please note that the financial data included are prepared on a consolidated IFRS basis

iii.	Financial data for Q3 11 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached: Press Release

LG DISPLAY REPORTS THIRD QUARTER 2011 RESULTS

SEOUL, Korea – 20 October, 2011 – LG Display [NYSE: LPL, KRX: 034220], a leading innovator of TFT-LCD technology, reported today unaudited earnings results based on consolidated IFRS (International Financial Reporting Standards) for the three-month period ending September 30, 2011.

•

Sales in the third quarter of 2011 increased by 4% to KRW 6,269 billion from KRW 6,047 billion in the second quarter of 2011, and decreased by 6% compared with KRW 6,698 billion in the third quarter of 2010.

•

Operating loss in the third quarter of 2011 was KRW 492 billion. This compares with a loss of KRW 48 billion in the second quarter of 2011 and operating profit of KRW 182 billion in the third quarter of 2010.

•

EBITDA in the third quarter of 2011 was KRW 456 billion, a decrease of 46% from KRW 845 billion in the second quarter of 2011 and a year-on-year decrease of 54% from KRW 986 billion in the third quarter of 2010.

•	Net loss was 688 billion in the third quarter of 2011 compared with net income of KRW 21 billion in the second quarter of 2011 and net income of KRW 224 billion in the third quarter of 2010.

Due to sharp rise in the exchange rate at the end of the quarter, net foreign exchange loss associated with factors such as customer advances and liabilities denominated in foreign currency, deepened the deficit in the income statement. However, due to low portion of these liabilities nearing their maturity date for the next three months, it is highly likely that the net foreign exchange loss can be reverted into the net foreign exchange gain if we factored in the projected foreign exchange movement.

“LG Display has been building differentiated competencies to gain market share, cost competitiveness and product superiority. As a result, we were able to maintain our competitive position despite the challenges in the economy such as the global recession. It is regretful that there was an increased deficit in the income statement due to exchange rate rise at the end of the quarter which translated to foreign exchange losses.” noted Mr. Young Soo Kwon, CEO of LG Display. “Improvement of business structure through measures such as cost reduction, adjustment of inventory and utilization appears to be effective and based on efficient operation strategies we have been implementing; we’re committed to making a rapid recovery ahead of our peers when the market situation improves.”

The company shipped a total of 8.10 million square meters of net display area in the third quarter of 2011, an increase of 9% quarter-on-quarter.

TFT-LCD panels for TVs, monitors, notebook PCs, smartbooks and mobile applications accounted for 47%, 19%, 14%, 11% and 9%, respectively, on a revenue basis in the third quarter.

With KRW 2,032 billion of cash and cash equivalents and 143% of liability to equity ratio as of September 30, 2011, the financial structure of the company remains stable.

Outlook

The following expectations are based on information as of September 30, 2011. The Company does not expect to update its expectations until next quarter’s earnings announcement. However, the Company reserves the right to update its full business outlook, or any portion thereof, at any time and for any reason.

“LG Display expects total display shipments to increase by a low single digit percentage in the fourth quarter compared to the third quarter. Also, further decline in panel prices is expected to be limited.” said James Jeong, CFO of LG Display. “Although uncertainty over market demand is expected to persist in the fourth quarter LG Display will expand the portion of its premium products based on differentiated technology. Meanwhile, we will continue aggressive cost reduction efforts and work under tighter cash flow management to improve profitability while fostering future growth for long term shareholder value.”

Earnings Conference and Conference Call

LG Display will hold a Korean language earnings conference on October 20, 2011, at 4 p.m. Korea Standard Time at the Hall (4F), Korea Investment & Securities Building, Yeouido, Seoul, Korea. An English language conference call will follow at 9:00 p.m. Korea Standard Time, 8:00 a.m. EDT and 1:00 p.m. GMT. The call-in number is +82 (0)31-810-3061 both for callers in Korea and callers outside of Korea. The confirmation number is 9999#. Corresponding slides will be available at the Investor Relations section of the LG Display web site: www.lgdisplay.com.

Investors can listen to the conference call via the Internet at www.lgdisplay.com. To listen to the live call, please go to the Investor Relations section of the web site at least 15 minutes prior to the call to register and install any necessary audio software.

For those who are unable to participate in the call, a replay will be available for 30 days after the call. The call-in number is +82 (0)31-931-3100 both for callers in Korea and callers outside of Korea. The confirmation number for the replay is 109421#. Please receive your personal pincode prior to the conference call at http://pin.teletogether.com/eng; please insert 9999 on the main page to receive a personal pincode.

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is a leading manufacturer and supplier of thin-film transistor liquid crystal display (TFT-LCD) panels, OLEDs and flexible displays. The company provides TFT-LCD panels in a wide range of sizes and specifications for use in TVs, monitors, notebook PCs, mobile products and other various applications. LG Display currently operates eight fabrication facilities and six back-end assembly facilities in Korea, China and Poland. The company has a total of 55,000 employees operating worldwide. Please visit http://www.lgdisplay.com for more information.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:
Hee Yeon Kim, Head of Investor Relations
Tel: +822-3777-1010
Email: ir@lgdisplay.com

Media Contacts:
Bang-Soo Lee, Head of Public Relations	Claire Ohm, Manager, Corporate PR
LG Display	LG Display
Tel: +822-3777-1020	Tel: +822-3777-1004
Email: bsleeb@lgdisplay.com	Email: hcohm@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.

(Registrant)

Date: October 20, 2011	By: /s/ Heeyeon Kim

(Signature)

	Name:	Heeyeon Kim

	Title:	Head of IR / IR Department